UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________

FORM 11-K

(Mark one)

 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2006
OR

    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from             to

Commission file number 1-14766

Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Berkshire Gas Company 401(k) Plan
   for Union Employees
115 Cheshire Road
Pittsfield, Massachusetts 01201

Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office:

Energy East Corporation
52 Farm View Drive
New Gloucester, Maine 04260-5116

REQUIRED INFORMATION

The Berkshire Gas Company 401(k) Plan for Union Employees (Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan for the two fiscal years ended December 31, 2006 and 2005 and supplemental schedule, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Berkshire Gas Company 401(k) Plan for Union Employees

Date: June 29, 2007	By /s/James E. Earley James E. Earley Committee Member
Date: June 29, 2007	By /s/Richard R. Benson Richard R. Benson Committee Member
Date: June 29, 2007	By /s/Robert D. Kump Robert D. Kump Committee Member
Date: June 29, 2007	By /s/F. Michael McClain F. Michael McClain Committee Member

APPENDIX 1

THE BERKSHIRE GAS COMPANY 401(k) PLAN
FOR UNION EMPLOYEES

FINANCIAL STATEMENTS AS OF AND
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2006
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Berkshire Gas Company 401(k) Plan for Union Employees
Index to Financial Statements and Supplemental Schedule

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of
The Berkshire Gas Company 401(k) Plan for Union Employees

We have audited the accompanying statements of net assets available for benefits of The Berkshire Gas Company 401(k) Plan for Union Employees (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Berkshire Gas Company 401(k) Plan for Union Employees as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 3 to the financial statements, the Plan changed its method of accounting for fully benefit-responsive investment contracts in 2006 by retrospectively adopting FASB Staff Position AAG INV-1 and SOP 94-4-1 as of December 31, 2005.

/s/ Baker Newman & Noyes Limited Liability Company
Portland, Maine June 27, 2007

The Berkshire Gas Company 401(k) Plan for Union Employees
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005

Assets:
Investments, at fair value:
Cash and Cash Equivalents	$ -	$ 45,387
Registered Investment Companies	7,823,972	6,511,422
Energy East Corporation Stock Fund	249,215	248,618
Stable Value Fund	1,014,107	872,807
Participant loans	315,784	330,016

	9,403,078	8,008,250

Receivables:
Contributions Receivable	20,708	17,343

Net assets reflecting all investments at fair value	9,423,786	8,025,593

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	16,796	12,690

Net assets available for benefits	$ 9,440,582	$ 8,038,283

See notes to financial statements.

The Berkshire Gas Company 401(k) Plan for Union Employees
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	2006	2005

Additions:
Investment income:
Net appreciation in fair value of investments	$ 676,844	$ 171,879
Interest and dividends	351,241	256,894

	1,028,085	428,773

Contributions:
Participant	362,507	364,560
Employer	101,802	101,615

	464,309	466,175

Total additions	1,492,394	894,948

Deductions:
Benefits paid to participants	75,863	527,055
Transfers to other qualified plans	14,232	51,201

Total deductions	90,095	578,256

Net increase	1,402,299	316,692
Net assets available for benefits: Beginning of year	8,038,283	7,721,591

End of year	$ 9,440,582	$ 8,038,283

See notes to financial statements.

The Berkshire Gas Company 401(k) Plan for Union Employees
Notes to Financial Statements
December 31, 2006 and 2005

1.   DESCRIPTION OF THE PLAN

The following description of The Berkshire Gas Company 401(k) Plan for Union Employees (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established by Berkshire Gas Company under the provisions of Section 401(a) of the Internal Revenue Code (Code), and it includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. The Plan Administrator is the Company and an Administrative Committee has been appointed to serve as manager of the Plan.

The Plan is a defined contribution plan covering union employees of the Company, as well as the employees of Energy East Corporation's (Energy East) family of companies that elect to participate under the Plan provisions. Energy East, the parent corporation of the Company, through its subsidiaries, delivers electricity and natural gas to retail customers and provides electricity, natural gas, energy management and other services to retail and wholesale customers in the Northeast.

Eligibility

Employees are eligible to participate in the Plan as of the first day of the month following completion of at least 1,000 hours of service during a twelve month period, if they are at least age 21, are employed full time, and are covered by a collective bargaining agreement between the Company and any union which provides for participation in the Plan.

Contributions

Eligible employees may elect to participate in the Plan and authorize payroll deductions of not less than 1% and not greater than 50% of pretax earnings as contributions to their accounts during each year, subject to Code limitations. As of January 1, 2002, participants age 50 or over by the end of the Plan year can make an additional contribution to the Plan in accordance with and subject to the limitations of Section 414(v) of the Code. The maximum additional contribution in 2003 was $2,000 and increases by $1,000 a year until the additional contribution reaches a maximum of $5,000 in 2006.

Participants can direct the investment of their contributions into various investment options offered by the Plan.

As of April 1, 2002, the Plan accepts rollovers from other qualified plans, as well as 403(b) and government 457 plans, traditional Individual Retirement Accounts (IRAs), conduit IRAs (but not Roth IRAs), after-tax distributions from employer retirement plans and spousal death benefit payments.

The Company will match 100% of the first 1% of participant contributions and 50% of the next 5% of participant contributions, for a possible total Company match of 3.5% of a participant's eligible compensation.

The Berkshire Gas Company 401(K) Plan for Union Employees
Notes to Financial Statements
December 31, 2006 and 2005

1.   DESCRIPTION OF THE PLAN  (Continued)

Benefit Payments

Upon termination of employment due to retirement, disability, or death, a participant (or a participant's beneficiary) may elect to receive a lump sum distribution equal to the value of the participant's vested interest in the participant's account as soon as practicable following the termination date or defer the distribution to some future date.

Participants may request the withdrawal of certain account balances prior to termination of employment due to financial hardship.

Vesting

Participants are fully vested in participant contributions and the Company's matching contributions and earnings thereon without regards to the number of years of continuous service.

Participant Loans

A Plan participant may borrow a minimum of $1,000 and up to a maximum of one-half of the participant's vested account balance or $50,000, less the highest outstanding loan balance in the prior twelve months, whichever is less. Each loan carries an interest rate of prime plus 1%, established on the first day of the calendar quarter in which the loan is made. Interest rates on loans outstanding at year end range from 5.00% to 10.50% for 2006 and 2005. Security for each loan is provided by the Plan participant's vested account balance. Payments are made ratably through payroll deductions. If a participant's employment terminates for any reason, the loan will become immediately due and payable and must be paid within 90 days from the date of termination.

Participants are allowed to have one loan outstanding at a time, unless a second loan is taken for the purchase of a primary residence.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, the participant's and the Company's contributions, and the participant's loan(s), if applicable. Allocations of Plan income are based on the share balances in the participants' accounts.

The Berkshire Gas Company 401(K) Plan for Union Employees
Notes to Financial Statements
December 31, 2006 and 2005

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment

Companies Subject to the AICPA Investment Company Guide and Defined -Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment for the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of the shares held by the Plan at year-end. The investments and wrapper contracts underlying the Stable Value Fund are valued at fair value; the investments'
fair value is based on the underlying net assets of the commingled trust funds and the wrapper contracts' fair values are based on a replacement cost methodology that compares replacement fees to actual fees on a discounted basis. The Energy East Corporation Stock Fund, comprised solely of Energy East common stock, is valued at its quoted market price at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

Net Assets Available for Benefits

Net assets available for benefits are reported at fair value for all investments other than the Stable Value Fund, which is reported at an amount that reflects the contract value for the Stable Value Fund since that amount is the most relevant measure for the Plan's participants.

The Berkshire Gas Company 401(K) Plan for Union Employees
Notes to Financial Statements
December 31, 2006 and 2005

2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Payments of Benefits

Benefits are recorded when paid.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the right to discontinue contributions at any time and to terminate the Plan subject to the company's collective bargaining agreement. In the event of termination of the Plan, the net assets of the Plan are set aside, first, for the payment of all Plan expenses and, second, for the distribution to the participants, based upon the balances in their individual accounts.

Risk and Uncertainties

The Plan provides for various investment options in any combination of stocks, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

3.   INVESTMENTS

In 2006, the Plan retrospectively adopted FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. The FSP requires the Plan to report its fully benefit responsive investment contracts at fair value (rather than contract value as was the previous practice) and report net assets available for benefit based on the contract value.

The Berkshire Gas Company 401(K) Plan for Union Employees
Notes to Financial Statements
December 31, 2006 and 2005

3.   INVESTMENTS (Continued)

A summary of the investments at December 31, 2006 and 2005 is as follows:
	2006

	Major Credit Ratings	Investments at Fair Value

Registered investment companies		7,823,972

Stable Value Fund:
Intermediate Term Bond Fund		989,092
Liquidity Fund		25,015
Wrapper contracts	AA-AAA	-

		1,014,107

Energy East Corporation Stock Fund		249,215
Participant loans		315,784

Total		$9,403,078

	2005

	Major Credit Ratings	Investments at Fair Value

Cash and cash equivalents		45,387
Registered investment companies		6,511,422

Stable Value Fund:
Intermediate Term Bond Fund		861,106
Liquidity Fund		11,701
Wrapper contracts	AA-AAA	-

		872,807

Energy East Corporation Stock Fund		248,618
Participant loans		330,016

Total		$8,008,250

The Berkshire Gas Company 401(k) Plan for Union Employees
Notes to Financial Statements
December 31, 2006 and 2005

3.   INVESTMENTS (Continued)

The adjustment from fair value to contract value for fully benefit responsive investment contracts of $16,796 and $12,690 at December 31, 2006 and 2005, respectively, relates entirely to the Stable Value Fund.

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2006 and 2005:

	2006	2005

PIMCO Total Return Fund	$ -	$ 420,388
T. Rowe Price Equity Income Fund	806,602	808,208
JPMCB Intermediate Bond Fund	989,092	861,106
T. Rowe Price Retirement 2010 Fund	619,927	511,567
T. Rowe Price Retirement 2015 Fund	1,596,207	1,278,311
T. Rowe Price Retirement 2020 Fund	1,599,507	1,308,198
T. Rowe Price Retirement 2025 Fund	791,122	625,295
Vanguard Explorer	822,879	787,977

The Plan's Stable Value Fund is a deposit administration contract with J.P. Morgan (JPM). JPM maintains the Plan's deposits in a synthetic guaranteed investment contract, to which it adds interest at the contract rate.

Deposits into this contract are guaranteed the contract minimum rate of return. Withdrawals are permitted at any time without penalty and the contract has been determined to be fully benefit-responsive. Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the plan by JPM, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The credit rate is reset each calendar quarter on a formula that considers the market value and yield of the underlying fixed income portfolio, the book value of the wrap contracts, the applicable modified duration and wrap fees as of the last business day of the month prior to the end of the quarter. All wrap contracts have a 0% minimum crediting rate. The following rates apply to 2006 and 2005:

	2006	2005

The average yield earned on the investments	4.27%	3.43%

	2006	2005

The average yield earned on the investments, adjusted to reflect earnings credited to participants	5.09%	5.16%

The Berkshire Gas Company 401(k) Plan for Union Employees
Notes to Financial Statements
December 31, 2006 and 2005

3.   INVESTMENTS (Continued)

The wrap contracts permit all participant-initiated transactions permitted by the Plan to occur at contract value. The wrap contracts contain a corridor that permits up to 20% of the fund to be redeemed in a given year for plan-initiated events, which include the following: (a) the failure of the Plan to qualify under the Internal Revenue Code of 1986, as amended (the "Code"); (b) the establishment of a competing defined contribution plan; (c) the making of a material amendment to the Plan such as changing the investment options offered by the Plan or changes to the ability to transfer between Plan investment options; (d) the issuance of communications by the Company designed to induce participants to transfer assets from the wrap contracts; (e) the termination of the

Plan; (f) the occurrence of any group termination, layoff or the offering of an early retirement incentive program; (g) the merger, consolidation, or spin-off of the Plan; (h) closing of work locations; (i) a change in law which results in outflows from the wrap contracts and (j) events similar to those described in(a) through (i). There are no events known to us that are probable of occurring which will limit the ability of the Fund to transact at contract value with the issuers and also limit the ability of the Fund to transact at contract value with the participants of the Fund.

The wrap contracts can be terminated at a value other than contract value only under a limited number of very specific circumstances including termination of the plan or failure to qualify under the Code; material misrepresentations by the Company or investment manager or failure by these same parties to meet material obligations under the contract, or other similar type events.

Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value during 2006 and 2005, as follows:

	2006	2005

Registered Investment Companies	$ 607,697	$ 156,842
Stable Value Fund	45,813	39,432
Energy East Corporation Stock Fund	23,334	(24,395)

	$ 676,844	$ 171,879

4.   INCOME TAX STATUS

Effective January 1, 2005, the Plan sponsor adopted the T. Rowe Price Trust Company prototype 401(k) Retirement Plan. This prototype profit sharing plan has received an opinion letter from the Internal Revenue Service dated February 2002, which stated that the form of the Plan is acceptable under Section 401 of the Internal Revenue Code (the Code) and, therefore, is exempt from federal income taxes. In the opinion of the Plan Administrator, the Plan has continued to operate within the terms of the Plan and the Code and remains qualified under the Code and applicable regulations.

5.   RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of registered investment companies which are managed by T. Rowe Price Retirement Plan Services (T. Rowe Price). T. Rowe Price is the trustee as certified by the plan. Certain other investments are in the synthetic guaranteed investment contract managed by JPM or the Energy East Corporation Stock Fund. Transactions with these parties qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

The Berkshire Gas Company 401(k) Plan for Union Employees
Notes to Financial Statements
December 31, 2006 and 2005

6.   ADMINISTRATIVE EXPENSES

Substantially all of the administrative expenses are paid for by the Company.

7.   RECONCILIATION TO FORM 5500

Net assets available for benefits on the Form 5500 does not reflect the financial statement amount for the adjustment from fair value to contract value for fully benefit-responsive investment contracts; therefore, net assets available for benefits on the Form 5500 are lower than the related amounts reported in the financial statements by $16,796 at December 31, 2006. Also, the net increase in net assets available for benefits for 2006 is lower than the related amount reported in the financial statements by $16,796.

The Berkshire Gas Company 401(K) Plan for Union Employees
Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2006

	Identity of Issue	Description of Investment	Current Value

*	JPMCB Intermediate Bond Fund	Commingled Fund	$ 989,092
*	JPMCB Liquidity Fund	Commingled Fund	25,015
	Monumental Life Insurance Co.	Fully benefit responsive wrapper contract	-
	UBS AG	Fully benefit responsive wrapper contract	-
	IXIS Financial Products, Inc.	Fully benefit responsive wrapper contract	-

	Subtotal Stable Value Fund		1,014,107
	PIMCO Total Return Fund	Registered Investment Company	442,335
*	T. Rowe Price Equity Income Fund	Registered Investment Company	806,602
	Fidelity Diversified International Fund	Registered Investment Company	282,002
*	T. Rowe Price Growth Stock Fund	Registered Investment Company	145,526
*	T. Rowe Price Retirement Income Fund	Registered Investment Company	40,980
*	T. Rowe Price Retirement 2005 Fund	Registered Investment Company	238,916
*	T. Rowe Price Retirement 2010 Fund	Registered Investment Company	619,927
*	T. Rowe Price Retirement 2015 Fund	Registered Investment Company	1,596,207
*	T. Rowe Price Retirement 2020 Fund	Registered Investment Company	1,599,507
*	T. Rowe Price Retirement 2025 Fund	Registered Investment Company	791,122
*	T. Rowe Price Retirement 2030 Fund	Registered Investment Company	128,405
*	T. Rowe Price Retirement 2035 Fund	Registered Investment Company	44,894
*	T. Rowe Price Retirement 2040 Fund	Registered Investment Company	24,706
*	T. Rowe Price Small Cap Fund	Registered Investment Company	78,768
	Vanguard Explorer	Registered Investment Company	822,879
	Vanguard Institutional Index Fund	Registered Investment Company	161,196
*	Energy East Corporation Stock	Energy East Stock Fund	249,215
*	Loan Fund	Participant Loans (5.00% - 10.50%)	315,784

	Total		$ 9,403,078

*	Party-in-interest